FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, September 26, 2003, Series 2003-HYB1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-83816
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 26, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: /s/ Matthew R. Bollo
Name: Matthew R. Bollo
Title: Assistant Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

Salomon Brothers Mortgage Securities VII, Inc. (the "Registrant") plans a series of certificates, entitled Citigroup Mortgage Loan Trust, Series 2003-HYB1, Mortgage Pass-Through Certificates, Series 2003-HYB1 (the "Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of September 1, 2003, among the Registrant as depositor, Wells Fargo Bank Minnesota, National Association as master servicer, Wells Fargo Bank Minnesota, National Association as trust administrator and Wachovia Bank, National Association as trustee. The Certificates to be designated as the Series 2003-HYB1 Certificates will represent in the aggregate the entire beneficial ownership interest in a trust fund (the "Trust Fund") consisting primarily of a segregated pool (the "Mortgage Pool") of conventional, one- to four-family, adjustable-rate mortgage loans secured by first liens on residential real properties having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

Citigroup Global Markets Inc. (the "Underwriter") have advised the Registrant that it has furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials," in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Certificates and terms of certain classes of Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials (as defined in Item 5) that have been provided by Citigroup Global Markets Inc. to certain prospective purchasers of Citigroup Mortgage Loan Trust, Series 2003-HYB1, Mortgage Pass-Through Certificates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 26, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: /s/ Matthew R. Bollo
Name: Matthew R. Bollo
Title: Assistant Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.5	Computational Materials (as defined in Item 5) that have been provided by Citigroup Global Markets Inc. to certain prospective purchasers of Citigroup Mortgage Loan Trust, Series 2003-HYB1, Mortgage Pass-Through Certificates.	P

EXHIBIT 99.5

[FILED BY PAPER]

PRELIMINARY TERM SHEET

$[170,471,000] (Approximate)

Salomon Brothers Mortgage Securities VII, Inc.
Citigroup Mortgage Loan Trust
Series 2003-HYB1

Salomon Brothers Mortgage Securities VII, Inc
Depositor

National City Mortgage Co.
Servicer

citigroup

Structure Overview – Offered Certificates

Class	Certificate Size ($)[1]	Certificate Type[2]	Loan Type	Index	Interest Accrual Basis	Ratings[3]	Credit Enhancement[4]
A-1[5]	$[ ]	Adjustable – Senior	5/1 Hybrid	LIBOR	30/360	Aaa/AAA	TBD
B-1	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	Aa2/AA	TBD
B-2	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	A2/A	TBD
B-3	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	Baa/ BBB	TBD
B-4	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	Ba2/BB	TBD
B-5	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	B2/B	TBD
B-6	$[ ]	Adjustable – Subordinate	5/1 Hybrid	LIBOR	30/360	NR	TBD

(1) The Certificates (as described herein) are collateralized by 5/1 Hybrid adjustable rate, first-lien residential mortgage loans. Class sizes subject to a +/-5% variance.

(2) The Class A-1 will bear interest at a fixed-rate of [ ]% for the first [ ] Distribution Dates, afterwards the interest rate will be equal to the weighted average of net mortgage rate. The Class A-R, A-LR, B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will each bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of net mortgage rates of the mortgage loans.

(3) The Class A and Class Certificates will be rated by [ ].

(4) The credit enhancement levels are preliminary and are subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

(5) Subject to Net Weighted Average Coupon Cap ("Net WAC Cap") equal to the weighted average net mortgage rate of the Mortgage Loans.

Citigroup Global Markets Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
James De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matthew Cherwin Vice President	(212) 723-6217	matthew.cherwin@citigroup.com
Jon Riber Associate	(212) 723-6536	jonathan.riber@citgroup.com

Transaction Overview

Offered Certificates:	Approximately $[ ] adjustable Class A-1, A-R, A-LR Certificates, and approximately $[ ] adjustable rate Class B-1, B-2 and B-3 Certificates. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates are not being offered herein. The Certificates are backed by 5/1 Hybrid adjustable-rate first lien prime jumbo mortgage loans.
Expected Pricing Date:	[TBD]
Cut-Off Date:	September 1, 2003
Settlement Date:	September 29, 2003
1st Distribution Date:	October 27, 2003
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Servicer:	National City Mortgage Co.
Master Servicer:	[ ].
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Trustee:	Wachovia Bank, National Association
Collateral:	Comprised of adjustable-rate, first lien mortgage loans, totaling approximately $[ ]. The majority of the mortgage loans are LIBOR indexed with initial rate adjustments occurring five years after the date of origination. ("5/1 Hybrid ARMs"). Approximately 24.85% of the 5/1 Hybrid ARMs are interest only for the fist five years after origination.
Structure:	Senior/Subordinate
Offered Certificates:	Class A Certificates will be offered. The Class B-1, Class B-2, Class B-3 Class B-4, Class B-5 and Class B-6 Certificates will not be offered herein.
Interest Payments:	The Class A-1 Certificates will bear interest at a fixed-rate of [ ]% (subject to Net WAC Cap) for the first [59] Distribution Dates, afterwards the interest rate will be equal to the weighted average of net mortgage rate. The Class A-R, Class A-LR, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will each bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of net mortgage rates of the mortgage loans.

Transaction Overview

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are subordinate to and provide credit enhancement for the Class A Certificates.

*** Subordination:**

Class	Ratings	Credit Enhancement Levels
Class A	[Aaa/AAA]	TBD
Class B-1	[Aa2/AA]	TBD
Class B-2	[A2/A]	TBD
Class B-3	[Baa/ BBB]	TBD
Class B-4	[Ba2/BB]	TBD
Class B-5	[B2/B]	TBD
Class B-6	[NR]	TBD

Payment Priority:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A Certificates in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A Certificates; and
3. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1, so each Class B certificate shall receive
   (a) The weighted average net mortgage rate of the Mortgage Loans, and
   (b) Such class' allocable share of principal.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the Class B certificates in order of their reverse numerical class designations, until the principal balance of each Class B certificate has been reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated to the Class A Certificates.

Transaction Overview

Shifting Interest: The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until and including June 2008. After such time and provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Class B Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date, the Class B Certificates will receive increasing portions of unscheduled principal prepayments from the mortgage loans. The prepayment percentages on the Class B Certificates are as follows:

October 2003 – Sept. 2008	0% of their *pro rata* share
October 2008 – Sept. 2009	30% of their *pro rata* share
October 2009 – Sept. 2010	40% of their *pro rata* share
October 2010 – Sept. 2011	60% of their *pro rata* share
October 2011 – Sept. 2012	80% of their *pro rata* share
October 2012 – and after	100% of their *pro rata* share

In addition, if (i) the Class B percentage increases to more than twice the Class B percentage as of the Cut-Off Date, (ii) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the current principal balance of the Class B certificates does not exceed 50% and (iii) (a) prior to 3 years, cumulative realized losses on the mortgage loans do not exceed 20% of the original Class B certificate balance, then the Class B certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans or (b) after 3 years, cumulative realized losses on the mortgage loans do not exceed 30% of the original Class B certificate balance, then the Class B certificates will receive 100% of their pro rata share of unscheduled principal prepayments from the mortgage loans.

Call Provision: At its option, the Seller may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than [10]% of the principal balance of the mortgage loans as of the Cut-Off Date. The Class A-1 and Class B Certificates will be redeemed at par plus accrued interest. The A-IO Certificates will not receive any payment, except interest accrued on that Distribution Date, in the event the Seller exercises the clean-up call.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in October 2003.

Transaction Overview

P&I Advances:	The Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Trustee will be required to advance to the extent that the Servicer fails in its obligation. The Servicer and/or Trustee are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The [Master] Servicer will be obligated to pay an amount generally equal to the lesser of (i) the aggregate Prepayment Interest Shortfall and (ii) the lesser of (x) the product of (a) 1/12th of [0.20]% and (b) the aggregate Scheduled Principal Balance of the Mortgage Loans for such Distribution Date and (y) the Available [Master] Servicing Compensation for such Distribution Date.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class A-1, Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible as of the Closing Date. The Class A-R, B-4, Class B-5 and Class B-6 Certificates are **NOT** expected to be ERISA eligible. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
SMMEA Considerations:	The Class A-1, Class A-R, Class A-LR and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will **NOT** be SMMEA eligible.
Form of Registration:	The Class A-1, B-1, B-2 and B-3 Certificates will be issued in book-entry form through DTC. The Class A-R, B-4, B-5 and B-6 Certificates will be issued in fully registered, certificated form.
Minimum Denominations:	The Class A-1 Certificate will be issued with a minimum denomination of $25,000 with incremental denominations of $1,000. The Class A-IO Certificate will be issued with a minimum denomination of at least $10,000,000 with incremental denomination of $1,000. The Class A-R Certificate will be issued in a denomination of $100. The Class B-1, B-2, and B-3 Certificates will be issued with a minimum denomination of $100,000 with incremental denominations of $1,000. The Class B-4, B-5, and B-6 Certificates will be issued with a minimum denomination of $250,000 with incremental denominations of $1,000.

* if necessary, in order to aggregate the initial principal balance or notional amount of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

Collateral Summary

	Weighted Average (if applicable)	Tolerance
Aggregate Current Principal Balance:	$170,471,618	(+/- 5.00%)
Current Principal Balance:	$ 453,381.96	(maximum + $25,000)
Remaining Term (Stated Method):	358 Months	(+/- 2 Months)
Months to Next Roll:	60 Months	(+/- 3 Months)
Gross Margin:	2.2582%	(+/- 5 bps)
Gross Coupon:	4.4475%	(+/- 10 bps)
Pass-Through Rate:	[ ]%	(+/- 10 bps)
Gross Life Cap:	9.4475%	(+/- 10 bps)
Current LTV:	66.02%	(maximum + 5%)
California Percentage:	31.73%	(maximum + 5%)
Primary Residence Percentage:	96.18%	(minimum – 5%)
Cash-Out Refinance Percentage:	13.51%	(maximum + 5%)
Interest Only Percentage:	24.85%	(maximum + 5%)
Borrower FICO:	738	(minimum – 10)

** All Numbers are approximate and subject to change*